Mail Stop 3561

January 5, 2006

Alexander L. Bozzi, III
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

> **Re: The Enlightened Gourmet, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed December 13, 2005**
> **File No.: 0-51597**

Dear Mr. Bozzi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 2

1. Please delete the third through seventh sentences of paragraph four, Product Liability, which mitigate or qualify the risk being discussed.

Sales and Distribution, page 10

2. We have noted your revision in the first paragraph of this section stating as opinion your belief that the "Good for You" market is still growing. We do not object to stating as opinion your belief that the company will benefit from this growth. However, if you retain this statement, you should further revise it to make clear that there can be no assurance this will be the case.

Description of Securities, page 19

3. It appears that your letter dated December 13, 2005 did not respond to comment 28 in our letter dated November 23, 2005, which included 40 numbered comments. Please file as exhibits any documents which establish the rights discussed in this section.

Exhibits

4. We note your response to comment 40 in our letter dated November 23, 2005. Please tell us, in detail, what activities Mr. Traba performed in rendering his services as an appraiser and the extent to which the parties relied on his determination of price in setting the actual terms of their contract of sale.

Financial Statements

Consolidated Balance Sheet, page F-4

Note 4. Acquisition of Technology, page F-11

5. We note your response to comment 31 in our letter dated November 23, 2005. Please disclose the separate the separate values assigned to acquired non-patented technology, trademark and trade dress which aggregate $250,000 and 86% of total assets as of December 31, 2004. Tell us how the effects of other applicable factors such as obsolescence, demand, market competition, the level of maintenance expenditures to obtain expected future cash flows, as well as other economic factors have affected your conclusion that capitalization and an indefinite useful life is appropriate for each of these intangible assets. Then, tell us how you determined that technological feasibility was established and the test of alternative future use was met for the acquired non-patented technology. We note that you have not recorded any revenues as of your fiscal year end and the subsequent nine months ended September 30, 2005. Reference is made to FASB Interpretation No. 4.

Consolidated Statement of Stockholders' Equity for the Period June 25 (date of Inception) to September 30, 2005, page F-6

6. We note your response to comment 32 in our letter dated November 23, 2005 dated November 23, 2005. The Securities Subscription Agreement requires you to deliver shares registered under the Securities Act on or before June 12, 2005. Further, your response indicates that there are no other existing settlement alternatives. Please tell us how you concluded that the common shares offered for sale under the Securities Subscription Agreement should be classified as

permanent equity. In your response, include your consideration of EITF D-98 and EITF 00-19. Note that failure to have a registered statement declared effective by a designated date would be considered a condition that is not solely within your control. If, after consideration, you determine permanent equity classification is not appropriate, please reclassify these securities as of each balance sheet date and include the presentation requirements in Rule 5.02.28 of Regulation S-X and ASR 268. Further, please revise the disclosure in the last sentence of the third paragraph in Item 1. of specific Part II to remove any reference to the likelihood of any shareholder seeking specific performance.

Note 5. Stockholder Note Payable, page F-23

7. We note authorization of debt discount was not recorded due to immateriality. Please also tell us what consideration you gave to APB 20 and the impact on the balance sheets and statement of stockholders' equity when you revised the interim statements with respect to the warrants.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys our responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in t the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of our filing or in response to comments on your filing.

Alexander L. Bozzi, III
The Enlightened Gourmet, Inc.
January 5, 2006
Page 4

You may contact Brian McAllister at (202)551-3341 or Donna DiSilvio, Assistant Chief Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Keppelman
       (FAX) (860) 676-3200